Filed Pursuant to Rule 433

Registration No. 333-227358

June 8, 2020

Final Term Sheet
$750,000,000 3.800% Senior Notes due 2030

Issuers:	Plains All American Pipeline, L.P. and PAA Finance Corp.

Ratings (Moody’s / S&P / Fitch):*	Ba1 / BBB- / BBB-

Security Type:	Senior unsecured

Legal Format:	SEC-registered

Pricing Date:	June 8, 2020

Settlement Date (T+3):	June 11, 2020

Maturity Date:	September 15, 2030

Principal Amount:	$750,000,000

Benchmark Treasury:	UST 0.625% due May 15, 2030

Benchmark Treasury Yield:	0.875%

Spread to Benchmark Treasury:	+295 bps

Yield to Maturity:	3.825%

Coupon:	3.800%

Public Offering Price:	99.794%

Net Proceeds (after deducting the underwriting discount and estimated offering expenses):	$741.58 million

Make-whole Call:	T+ 45 bps

Call at Par:	On or after June 15, 2030

Interest Payment Dates:	March 15 and September 15, beginning on September 15, 2020

CUSIP / ISIN:	72650R BN1 / US72650RBN17

Joint Book-Running Managers:	J.P. Morgan Securities LLC Barclays Capital Inc. BofA Securities, Inc. RBC Capital Markets, LLC

BBVA Securities Inc.

BMO Capital Markets Corp.

CIBC World Markets Corp.

PNC Capital Markets LLC

SMBC Nikko Securities America, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	Fifth Third Securities, Inc. ING Financial Markets LLC Regions Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Delivery of the notes is expected to be made against payment therefor on or about June 11, 2020, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

The issuers have filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the issuers’ prospectus in that registration statement and any other documents the issuers have filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuers, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling or emailing J.P. Morgan Securities LLC collect at 1-212-834-4533, Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

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